FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of July, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE (Registrant)

GENERAL COMPANY OF GEOPHYSICS

Date Paris, July 9th 2002	By Senior Executive Vice President, Strategy , Control & corporate planning (Signature)*

/Christophe PETTENATI AUZIERE /

*	Print the name and title of the signing officer under his signature.

EXHIBIT INDEX

EXHIBIT 99.1:	Compagnie Générale de Géophysique Award a 3D Land Contract in Mexico

Exhibit 99.1

COMPAGNIE GENERALE DE GEOPHYSIQUE

Award a 3D Land contract in Mexico

Paris, July 9th 2002

Compagnie Générale de Géophysique ( CGG, SRD 12016, NYSE GGY) announces today that it has been awarded the “Amatitlan” land seismic acquisition and processing contract by PEMEX (Mexico). This 1100 km2 3D project, worth USD 34 million, will span on a period of approximately 10 months, starting end of 2002. With 6000 SN 408 channels it ranks technologically in the first league of the current 3D market.

This order which, lumped with a number of recent less important contracts represents an aggregate USD 40 million gross addition to the backlog in the last days of June, comforts the renewed growth of the Group’s land seismic activity after the low point of the first quarter. It is equally indicative of the recent momentum of the Mexican market, heading for a high level of seismic activity in 2003 for both land and marine segments with significant awards awaited in the coming months.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially. The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact : Christophe PETTENATI AUZIERE Christophe BARNINI Email : invrel@cgg.com	tel. +33 1 64 47 36 75 tel. +33 1 64 47 38 10 Internet : www.cgg.com